UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

REGAN HOLDING CORP.
(Name of Issuer)

Series A Common Stock, No Par Value
(Title of Class of Securities)

75884U205
(CUSIP Number)

R. Preston Pitts

President, Chief Operating Officer and Chief Financial Officer

Regan Holding Corp.

2090 Marina Avenue

Petaluma, CA 94954

(707) 778-8638

copy to: Joseph L. Seiler III Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019 (212) 259-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75884U205	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R. Preston Pitts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC (Subject Company awarded the shares and options through employee compensation plans)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
816,266 as of the date of this report 1,216,266 as of January 1, 2009 1,596,937 as of January 1, 2000
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
816,266 as of the date of this report 1,216,266 as of January 1, 2009 1,596,937 as of January 1, 2000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
816,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

As of the date of the report, approximately 3.4% (based on 24,076,000 shares of Common Stock outstanding as of January 1, 2010.

As of January 1, 2009, approximately 5.1% (based on 24,076,000 shares of Common Stock outstanding as reported in the Issuer’s Quarterly report for the period ended September 30, 2008 on Form 10-Q filed November 14, 2008 and as amended on Form 10-Q/A filed on November 18, 2008.

As of January 1, 2000, approximately 6.1% (based on 26,238,000 shares of Common Stock outstanding as reported in the Issuer’s Quarterly report for the period ending September 30, 1999 on Form 10-Q filed November 15, 1999.

14	TYPE OF REPORTING PERSON (See Instructions)
IN (Individual)

CUSIP No. 75884U205	Page 3 of 5 Pages

This report on Schedule 13D is being filed on behalf of R. Preston Pitts relating to the shares of Series A Common Stock of Regan Holding Corp., a corporation existing under the laws of California (the "Issuer").

Item 1.  Security and Issuer

This report relates to shares of common stock, no par value of the Issuer. The principal executive offices of the Issuer are located at 2090 Marina Avenue, Petaluma, CA 94954.

Item 2.  Identity and Background

(a)	Name: R. Preston Pitts
(b)	Address of Principle Offices: 2090 Marina Avenue, Petaluma, CA 94954
(c)	Principle Business: President, Chief Operations and Financial Officer of Regan Holding Corp. Primary business is marketing and distributing fixed-annuity products.

(d)	The reporting person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

The reporting person not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The reporting person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Considerations

On January 1, 1994, the Issuer awarded the reporting person 800,000 shares of Series A Common Stock at a value of $0.01 per share for a total value of $8,000 in accordance with the Issuer’s employee compensation plans. From January 1, 1998 through January 1, 2002, 900,000 stock options were granted at strike price ranging from $0.73 to $1.68. On December 22, 2003, the reporting person exercised 30,000 options at a strike price of $0.73 through a stock swap using equivalent shares held by the reporting person of Series A Common Stock valued at $2.00 per share. On December 31, 2004, the reporting person exercised 60,000 options at a strike price of $0.73 through a stock swap using equivalent shares held by the reporting person of Series A Common Stock valued at $1.98 per share.

Item 4.  Purpose of Transaction

The reporting person acquired the shares of Series A Common Stock of the Issuer in accordance with the Issuer’s employee compensation plans.

On December 5, 2008, in connection with ongoing discussions about the possibility of the Issuer going private, the reporting person presented the Issuer with a proposal to take the Issuer private pursuant to a merger transaction involving a company to be formed by certain shareholders of the Issuer, including the reporting person.  The reporting person plans to continue discussions of the proposal with the Issuer going forward.

CUSIP No. 75884U205	Page 4 of 5 Pages

The reporting person does presently have a proposal under the name of Legacy Alliance, Inc. to merge with the Issuer, which will result in the disposition of shares at an exchange ratio of 4,500 to 1. Any shareholders with less than 4,500 shares will be cashed-out. A plan of merger agreement and preliminary proxy statement has been filed by the Issuer with the Securities and Exchange Commission on December 7, 2009 and December 24, 2009, respectively.

Item 5.  Interest in Securities of the Issuer

a-b)

As of the date of the report, the reporting person beneficially holds under sole voting and disposition power 816,266 (of which 75,000 are stock options exercisable within 60 days) shares of Series A Common Stock, approximately 3.39% (based on 24,076,000 shares of Common Stock outstanding as of December 1, 2009 as reported in the Issuer’s Preliminary Proxy on Form PRE 14A filed December 24, 2009).

As of January 1, 2009, the reporting person beneficially held under sole voting and disposition power 1,216,266 (of which 475,000 were stock options exercisable within 60 days), approximately 5.05% (based on 24,076,000 shares of Common Stock outstanding as reported in the Issuer’s Quarterly report for the period ended September 30, 2008 on Form 10-Q filed November 14, 2008 and as amended on Form 10-Q/A filed on November 18, 2008.

As of January 1, 2000, the reporting person beneficially held under sole voting and disposition power 1,596,937 (of which 825,000 were stock options exercisable with 60 days) approximately 6.09% (based on 26,238,000 shares of Common Stock outstanding as reported in the Issuer’s Quarterly report for the period ending September 30, 1999 on Form 10-Q filed November 15, 1999.

c-d)

In addition to the information provide above in Item 4, the total amount of securities involved in the proposed merger transaction is 24,076,000, which represents the Issuer’s total outstanding common stock. Of this total, approximately 1,800,000 would be cashed out at $0.10 per share. The remaining shares would be exchanged for shares of The Legacy Alliance common stock. The reporting person, along with Lynda Pitts, Chief Executive Officer of the Issuer, is currently the sole officers of The Legacy Alliance, Inc.

e)

As of January 1, 2010, the reporting person has ceased to be a beneficial owner of 5% or more of the Issuer’s Series A Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the reporting person and any other person with respect to any securities of the Issuer other than as disclosed in this report.

Item 7.  Material to Be Filed as Exhibits

2.1

Agreement and Plan of Merger, dated December 1, 2009, between Regan Holding Corp. and The Legacy Alliance, Inc.(1)

10.1

1998 Stock Option Plan, as amended. (2)

(1)

Incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed December 7, 2009.

(2)

Incorporated herein by reference to the Issuer’s Definitive Proxy Statement dated July 31, 2001.

CUSIP No. 75884U205	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010	/s/ R. Preston Pitts R. Preston Pitts

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).